Mail Stop 6010

February 27, 2007

Eugene Seymour, M.D.
Chief Executive Officer
NanoViricides, Inc.
135 Wood Street, Suite 205
West Haven, CT 06516

Re: NanoViricides, Inc.
Amendment No. 2to the Form 10-SB12G
Filed on February 14, 2007
File No. 0-52318

Dear Dr. Seymour:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB12G/Amendment No. 2

Preliminary Efficacy Study, page 7

1. We note your response to comment 3 and your revised disclosure. In your discussion of the preclinical animal testing related to the H1N1 influenza strain, you reference a statistical test and more specifically you provide that your initial animal findings could be considered statistically significant. Please disclose how you determine your initial animal findings were statistically significant and also indicate what statistical analysis you conducted to test your findings.

<u>Avian Influenza, page 11</u>

2. We note your response to comment 7 and your supplemental response. However, the materials you provided do not appear to support your statement "Of the avian influenza viruses that have crossed the species barrier to infect humans, the H5N1 has caused the largest number of detected cases of severe disease and death in humans." Please provide us with supplemental copy of the article that supports your statement and note that such material should be marked to illustrate what portion of the article supports your statement. In the alternative, revise your document to identify the source of the information that you relied on in making the statement.

<u>"With our limited resources, we may be unable to effectively manage growth, pages 29 and 32</u>

3. We note your responses to comments 12 and 13 and your revised disclosure. Please combine the risk factors on pages 29 and 32 with the above referenced risk factor heading as both discussions appear to be discussing risk factors related to your future hiring needs. Additionally, we note that the risk factor discussion on page 29 appears to suggest that you intend to expand your operations and staff in a material amount whereas the risk factor on page 32 appears to suggest your plans to grow your operations and staff is heavily dependent on the positive progression of your preclinical studies. Please reconcile the two statements.

<u>"There are conflicts of interest among our officers, directors and stockholders, page 34"</u>

4. We note your response to comment 16. To the extent that any of your officers or directors are affiliated with any companies that have an economic interest in companies that invest in you or do business with you, please identify them here. Additionally, identify transactions that may not be at arm's length.

<u>Management Discussion and Analysis of Plan of Operation, page 42</u>

5. We note your response to comment 19 and your revised disclosure. Your revised disclosure indicates that you have not yet discussed a final agreement with NIHE despite having entered into a memorandum of understanding on December 23, 2005. Please disclose the current terms of the financial obligations and responsibilities of each party pursuant to the memorandum of understanding.

6. Please revise your disclosure provided in response to our previous comment 21 to clearly indicate the basis you used to allocate costs to each of your development projects. Although you now provide an indication of the level of effort expended on each project through your allocations, please revise your disclosure to clarify why you do not maintain and evaluate your research and development costs by project and disclose whether you have any plans to implement a system to track your costs by project. In addition, as previously requested, please represent to us

in your letter that you will continue to include your allocated costs by project in any future filings under the Exchange Act.

<u>Exhibit List</u>

7. We note your response to comment 28 and reissue the comment. Our comment sought for you to add disclosure to your exhibit table to indicate that portions of your exhibit have been omitted pursuant to confidential treatment request and that this information has been filed or will be filed separately with the Commission. Your current disclosure to the exhibit table indicating "**Confidential Treatment Requested" does not satisfy our comment. Please revise accordingly.

8. Additionally, it appears that your confidential treatment request has not yet been filed. We will not be able to clear your filing until the confidential treatment request has been filed and all comments relating to the request have been cleared. Please file it as soon as possible.

<p style="text-align:center">*　　*　　*</p>

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at (202) 551- 3638 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:　　Peter Campitiello, Esq.
　　　　Levy & Boonshoft, P.C.
　　　　477 Madison Avenue
　　　　New York, NY 10022